EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Years Ended December 31,
	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

Earnings from operations	$134,378	$116,701	$114,244	$117,336	$95,723
Add:
Interest Expense	187,982	144,500	121,671	123,506	56,332

Earnings as adjusted	$322,360	$261,201	$235,915	$240,842	$152,055

Fixed Charges:
Interest expense	$187,982	$144,500	$121,671	$123,506	$56,332
Capitalized interest	39,111	23,572	26,854	32,377	29,186

Total fixed charges	$227,093	$168,072	$148,525	$155,883	$85,518

Ratio of earnings to fixed charges	1.4	1.6	1.6	1.5	1.8

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.